FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
19 March 2008
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes plc Annual Report & Accounts 2007 — 19 March 2008

99.2	Cadbury Schweppes plc Circular and Explanatory Statement relating to the separation of Americas Beverages by a demerger to Dr Pepper Snapple Group, Inc. including a scheme of arrangement pursuant to section 425 of the Companies Act 1985 and Notice of Court, General Meetings and Annual General Meeting — 19 March 2008

99.3	Cadbury plc Prospectus, Introduction to the Official list and admission to trading on the London Stock Exchange — 19 March 2008

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company
/s/ John Mills
(Registrant)

Signed:	John Mills Director of Group Secretariat

Dated:	19 March 2008